GALIANO GOLD EXPANDS ABORE MINERALIZED SYSTEM WITH
NEW INTERCEPTS INCLUDING 32m @ 4.7 g/t Au and 53m @
3.9 g/t Au

Latest Drilling Intersects New High-Grade Mineralization Beneath Abore Main Pit, Enhancing
Resource Growth Potential Beyond Existing Underground Mineral Resource

Vancouver, British Columbia, May 11, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report positive assay results from the Abore drilling program ("Abore Program") at the Asanko Gold Mine ("AGM") in Ghana, West Africa. These results continue to demonstrate exceptional Mineral Resource growth potential, with drilling successfully extending mineralization at depth, along strike, and across previously untested areas outside the current underground Mineral Resource.

The Abore Program, announced in January 20261, includes both step-out drilling targeting new zones of mineralization beyond the known Mineral Resource and infill drilling focused on expanding and upgrading the existing underground Mineral Resource. To date, approximately 14,500 metres ("m") of the planned 30,000m program have been completed.

Current step-out drilling has intersected mineralization up to 180m below the existing underground Mineral Resource, while infill drilling has improved continuity across key mineralized zones that currently sit outside the existing Mineral Resource. Drilling beneath the Main and South pit areas also continues to confirm robust extensions of mineralization both down plunge and along strike of existing mineralization.

Selected Drill Highlights (see notes 3, 4 and 5 from Table 1)

  Hole ABDD26-477 intersected 3.9 grams per tonne ("g/t") gold ("Au") over 53m from 179m
  Hole ABDD26-459 intersected 4.7 g/t Au over 32m from 420m
  Hole ABDD26-468 intersected 2.8 g/t Au over 29m from 371m
  Hole ABDD26-474 intersected 2.2 g/t Au over 34m from 317m
  Hole ABDD26-472 intersected 2.2 g/t Au over 32m from 343m
  Hole ABDD26-458 intersected 3.0 g/t Au over 21m from 508m
  Hole ABDD26-478 intersected 4.1 g/t Au over 9m from 382m, and 3.3 g/t Au over 17m from 480m
  Hole ABDD26-456 intersected 8.4 g/t Au over 6m from 457m and 4.8 g/t Au over 5m from 500m
  Hole ABDD26-447 intersected 4.3 g/t Au over 11m from 301m

1 See press release "Galiano Gold expands Abore high-grade footprint with multiple intercepts in latest drilling including 14.2 g/t Au Over 15m and 4.7 g/t Au over 24m" dated January 29, 2025.

Zones of Growth from Current Abore Drilling

Figure 1: Long section through the Abore deposit showing gram meter contours of Au intercepts with highlights of current drilling labelled.

Highlights from Current Abore Drilling Include

  High-grade continuity outside existing Mineral Resource
    Significantly improved continuity of mineralization outside the current underground Mineral Resource, including a newly defined 200m long mineralized zone beneath the Main pit, with multiple strong intercepts in holes ABDD26-474, ABDD26-464, ABDD26-469, ABDD26-467, ABDD26-460, ABDD26-468 and ABDD26-472.
  Ore zone extensions
    Extension of the Main pit ore shoot by approximately 50m down plunge to the north and at depth in holes ABDD26-459 and ABDD26-456.
    Significantly improved continuity of mineralization outside the current underground Mineral Resource, including hole ABDD26-477, which intersected 3.9 g/t Au from 53m and extends the high-grade South zone.

  New high-grade zone identified beneath the northern end of the Abore Main pit intersected in hole ABDD26-478.
  Expanded mineralization at depth:
    New high-grade discovery approximately 180m below the current underground Mineral Resource in hole ABDD26-458.

Chris Pettman, Vice President of Exploration, commented:

"These latest exploration results continue to demonstrate the upside potential at Abore, highlighting extensions of mineralization and continuity of mineralized zones outside of, and well beneath, the current Mineral Resource. Specifically, the identification of new high-grade mineralization below the northern end of the Main pit, combined with continued success from deeper drilling and expanded continuity of mineralization at shallower depths, reinforces our belief that Abore has the potential to develop into a significant underground Mineral Resource."

Next Steps

The Abore Program is ongoing, with additional assay results expected in the second quarter of 2026. Drilling will continue to focus on increasing the underground Mineral Resource through additional step-out and infill holes across the deposit.

To effectively evaluate the potential size and quality of the Abore underground Mineral Resource and advance towards a potential maiden Mineral Reserve, the Company has initiated the permitting process with the relevant regulatory bodies for development of an underground exploration drilling adit. Pending required external and internal approvals, the objective of this work will be to commence breaking ground  in early 2027.

Current Results

  1.High-Grade Continuity Outside Existing Mineral Resource

Figure 2: Gram meter long section of Abore highlighting successful infill drilling under the saddle zone and south end of Main pit

A focus of current drilling has been infill drilling a 200m long zone located beneath the southern end of the Main pit and saddle area, outside the existing underground Mineral Resource.

Seven diamond drill holes completed within this target area have all returned significant mineralized intercepts, confirming strong continuity of mineralization across the entire zone. Importantly, widths and grades compare favourably to those observed within areas currently included in the underground Mineral Resource.

Key intercepts from south to north include:

  Hole ABDD26-474 intersected:
    2.2 g/t Au over 34m from 317m
    7.5 g/t Au over 4m from 356m
    3.6 g/t Au over 6m from 368m

  Hole ABDD26-464 intersected:
    4.3 g/t Au over 11m from 301m
    1.6 g/t Au over 14m from 321m
  Hole ABDD26-469 intersected:
    11.0 g/t Au over 3m from 313m
    2.1 g/t Au over 18m from 321m
    1.9 g/t Au over 25m from 343m
  Hole ABDD25-468 intersected 2.8 g/t Au over 29m from 371m

2. Ore Zone extensions

Figure 3: Gram meter long section of Abore highlighting areas of new extensions of mineralization at the South pit and Main pit ore shoots

Infill and step-out drilling have extended mineralization outside the underground Mineral Resource at both the South pit and Main pit ore shoots, which are the most significant zones of mineralization discovered at Abore to date.

At the South pit ore shoot, hole ABDD26-477 intersected 3.9 g/t Au over 53m from 179m including 6.6 g/t Au over 22m, immediately along strike to the South of the current underground Mineral Resource.

Drilling has now extended the northern end of the Main pit ore shoot by approximately 95m at depth below the current underground Mineral Resource. Intercepts include:

  Hole ABDD26-459 intersected 4.7 g/t Au over 32m from 420m
  Hole ABDD26-456 intersected a broad zone of mineralization with multiple intercepts:
    8.4 g/t Au over 6m from 457m
    4.8 g/t Au over 5m from 501m
    1.5 g/t Au over 6m from 478m
    1.1 g/t Au over 6m from 445m
    1.0 g/t Au over 8m from 488m

3. New High-Grade Zone Identified Beneath Abore Main Pit

Figure 4: Gram meter long section of Abore highlighting new high-grade mineralization below the northern end of
Main pit

A 50m step-out hole targeting extensions of high-grade mineralization identified during the 2025 drilling campaign has successfully intersected a new high-grade zone beneath the Abore Main Pit. With hole ABDD26-478 intersecting:

  4.1 g/t Au over 9m from 382m
  3.3 g/t Au over 17m from 480m

This newly identified zone remains open both along strike to the north and at depth, representing a compelling new target area for follow-up drilling throughout 2026.

4. Step-Out Drilling Continues to Expand Mineralization at Depth

Figure 5: Gram meter long section of Abore highlighting new mineralization intercepted in step-out holes below
South and Main pits

Two recent deep step-out holes designed to test mineralization well below the current underground Mineral Resource intersected broad mineralized zones, demonstrating that the Abore mineralizing system remains open and continues to expand at depth.

One hole was drilled approximately 180m below the existing underground Mineral Resource beneath South pit, highlighted by:

  Hole ABDD26-458 intersected 3.0 g/t Au over 21m from 508m

The second hole was drilled approximately 100m below the underground Mineral Resource beneath the saddle zone and intersected several broad mineralized intervals, highlighted by:

  Hole ABDD26-473 intersected:
    1.4 g/t Au over 21m from 518m
    1.2 g/t Au over 21m from 391m

Background

Abore is located approximately 13 kilometers north of the AGM's processing plant, directly along the haul road, and has current Open pit  Measured and Indicated Mineral Resources of 388,000 ounces at 1.15 g/t and underground Measured and Indicated Mineral Resources of 139,000 ounces at 2.2 g/t Au as well as underground Inferred Mineral Resources of 165,000 ounces at 2.2 g/t Au, as published in the Company's most recent Mineral Reserve and Mineral Resource estimates effective December 31, 20252.

The Abore deposit sits along the Esaase shear corridor, which also hosts the Esaase deposit, and forms part of the northeast striking Asankrangwa gold belt. The geology of Abore is characterized by a sedimentary sequence composed primarily of siltstones, shales and thickly bedded sandstones that has been intruded by a granite, which lies parallel to the shear and dipping steeply to the northwest. The majority of mineralization is constrained to the granite, hosted in west dipping quartz vein areas developed primarily along the eastern margin of the granite/sediment contact.

2 See press release "Galiano Gold Announces 2025 Guidance and Provides Mineral Reserve And Mineral Resource Update" dated January 28, 2025.

N
715,000mN
614,000mE
615,000mE
715,000mN
1.8km
A-A1
B-B1
C-C1
D-D1
E-E1
F-F1
G-G1
H-H1
I-I1
J-J1
714,000mN
714,000mN
713,000mN
614,000mE
ABDD26-478
16.58m @ 3.27 g/t
9.00m @ 4.10 g/t
ABDD26-471
4.4m @ 4.95 g/t
8.9 @ 3.59 g/t
ABDD26-459
32.0m @ 4.73 g/t
ABDD26-472
31.3m @ 2.16 g/t
ABDD26-468
29.4m @ 2.75 g/t
ABDD26-460
16.0m @ 1.27 g/t
17.1m @ 2.38 g/t
ABDD26-467
33.3m @ 1.42 g/t
10.4m @ 1.35 g/t
ABDD26-469
17.9m @ 2.09 g/t
25.0m @ 1.93 g/t
3.3m @ 10.96 g/t
ABDD26-464
10.78m @ 4.26 g/t
13.6m @ 1.58 g/t
ABDD26-474
34.1m @ 2.22 g/t
6.4m @ 3.58 g/t
3.9m @ 7.47 g/t
ABDD26-470
9.26m @ 1.67 g/t
12.4m @ 1.48 g/t
6.0m @ 3.61 g/t
ABDD26-458
21.2m @ 3.03 g/t
ABDD26-477
52.9m @ 3.94 g/t
Legend
Completed Holes
Previous Drillholes
Assays(Au_g/t)
< 0.30
0.30 to 0.50
0.50 to 1.0
1.0 to 3.0
>= 3.0000
Pit
Reserve Pit
As-built_topo
Geology
Sediment
Granite
ASANKO GOLD GHANA
100 0 100 200 300 400m

Figure 6: Abore plan map showing current drilling locations and highlighted intercepts. Select cross sections (I,B and H shown with brown lines above) are included in this press release. Additional cross sections are available on Galiano's website: https://galianogold.com/operations/exploration/.

Figure 7: Cross section I-I1 showing hole ABDD26-477, which intercepted significant mineralization outside the underground Mineral Resource along strike to the south of the South pit high-grade zone.

Figure 8: Cross section B-B1 showing holes ABDD26-459 and ABDD26-456, which have extended the high-grade Main pit ore shoot along strike to the north and at depth

Figure 9: Cross section H-H1 showing holes ABDD26-458, which intersected high-grades 180m below the existing Mineral Resource below Abore South pit

Table 1: Current Abore Drilling Intercepts Table3,4,5

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t Au)	Intercept Description
ABDD26-454	473.2	493.0	19.8	1.0	19.8m @1.0 g/t
and	459.1	467.0	7.9	0.5	7.9m @ 0.5 g/t
ABDD26-456	456.9	462.6	5.7	8.4	5.7m @ 8.4 g/t
and	500.9	506.0	5.1	4.8	5.1m @ 4.8 g/t
and	478.0	484.0	6.0	1.5	6.0m @ 1.5 g/t
and	488.0	496.0	8.0	1.0	8.0m @ 1.0 g/t
and	445.0	450.9	5.9	1.1	5.9m @ 1.1 g/t
ABDD26-458	508.0	529.2	21.2	3.0	21.2m @ 3.0 g/t
and	546.1	552.6	6.5	0.9	6.5m @ 0.9 g/t
and	17.7	23.2	5.5	0.6	5.5m @ 0.6 g/t
ABDD26-459	420.0	451.9	32.0	4.7	32.0m @ 4.7 g/t
ABDD26-460	333.0	350.1	17.1	2.4	17.1m @ 2.4 g/t
and	311.0	327.0	16.0	1.3	16.0m @ 1.3 g/t
ABDD26-461	418.6	433.0	14.4	1.0	14.4m @ 1.0 g/t
and	379.2	384.4	5.2	0.8	5.2m @ 0.8 g/t
ABDD26-461	405.4	409.7	4.3	0.5	4.3m @ 0.5 g/t
ABDD26-463	341.0	351.2	10.2	1.0	10.2m @ 1.0 g/t
ABDD26-464	301.4	312.2	10.8	4.3	10.8m @ 4.3 g/t
and	320.9	334.5	13.6	1.6	13.6m @ 1.6 g/t
ABDD26-465	392.1	406.0	13.9	1.7	13.9m @ 1.7 g/t
and	434.0	440.8	6.8	0.8	6.8m @ 0.8 g/t
and	2.6	5.6	3.0	0.7	3.0m @ 0.7 g/t
ABDD26-466	492.6	497.8	5.2	2.1	5.2m @ 2.1 g/t
and	506.7	514.3	7.6	0.9	7.6m @ 0.9 g/t
and	444.5	449.0	4.6	0.9	4.6m @ 0.9 g/t
ABDD26-467	301.8	335.1	33.3	1.4	33.3m @ 1.4 g/t
and	364.0	374.4	10.4	1.4	10.4m @ 1.4 g/t
and	377.7	383.2	5.5	0.7	5.5m @ 0.7g/t
ABDD26-468	370.6	400.0	29.4	2.8	29.4m @ 2.8 g/t
and	359.0	365.0	6.0	1.1	6.0m @ 1.1 g/t
ABDD26-469	343.0	368.0	25.0	1.9	25.0m @ 1.9 g/t
and	321.0	338.9	17.9	2.1	17.9m @ 2.1 g/t
and	314.0	317.2	3.3	11.0	3.3m @ 11.0 g/t
ABDD26-470	366.0	372.0	6.0	3.6	6.0m @ 3.6 g/t
and	349.6	362.0	12.4	1.5	12.4m @ 1.5 g/t

and	336.9	346.2	9.3	1.7	9.3m @ 1.7g/t
ABDD26-471	420.0	428.9	8.9	3.6	8.9m @ 3.6 g/t
and	223.8	228.1	4.3	5.0	4.4m @ 5.0 g/t
and	404.1	414.0	9.9	0.7	9.9m @ 0.7 g/t
ABDD26-472	343.1	374.4	31.3	2.2	31.3m @ 2.2 g/t
and	379.0	383.3	4.3	0.3	4.3m @ 0.3g/t
ABDD26-473	518.0	539.3	21.3	1.4	21.3m @ 1.4 g/t
and	391.1	412.3	21.2	1.2	21.2m @ 1.2 g/t
and	498.0	506.0	8.0	0.9	8.0m @ 0.9 g/t
and	487.0	493.0	6.0	0.6	6.0m @ 0.6 g/t
and	510.0	514.0	4.0	0.6	4.0m @ 0.6 g/t
ABDD26-474	316.9	351.0	34.1	2.2	34.1m @ 2.2 g/t
and	368.1	371.9	3.8	7.5	3.9m @ 7.5 g/t
and	355.6	362.0	6.4	3.6	6.4m @ 3.6 g/t
ABDD26-477	179.1	232.0	52.9	3.9	52.9m @ 3.9 g/t
ABDD26-478	352.4	369.0	16.6	3.3	16.6m @ 3.3 g/t
and	382.0	391.0	9.0	4.1	9.0m @ 4.1 g/t
and	302.4	315.0	12.6	0.6	12.6m @ 0.6 g/t
ABDD26-479	166.6	178.0	11.4	2.6	11.4m @ 2.6 g/t
and	198.0	202.2	4.2	2.7	4.0m @ 2.7 g/t
and	224.0	230.0	6.0	0.8	6.0m @ 0.8 g/t
ABDD26-484	324.0	330.1	6.1	0.7	6.1m @ 0.7 g/t
and	114.0	118.0	4.0	0.5	4.0m @ 0.5 g/t

Notes:

3. Intervals reported are hole lengths with true width estimated to be 70%-90%.

4. Intervals are not top cut and are calculated with the assumptions of > 0.5 g/t and < 3m of internal waste.

5. All samples are taken from diamond core.

Qualified Person and QA/QC

Chris Pettman, P. Geo, Vice President Exploration of Galiano, is a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Mr. Pettman is responsible for all aspects of the work, including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed, by reviewing all data and supervising its compilation. There are no known factors that could materially affect the reliability of data collected and verified under his supervision. No quality assurance/quality control issues have been identified to date. Mr. Pettman is not independent of Galiano.

Certified Reference Materials and Blanks are inserted by Galiano into the sample stream at the rate of 1:14 samples. Field duplicates are collected at the rate of 1:30 samples. All samples have been analyzed by Photon assay by Intertek Minerals Ltd. ("Intertek") in Tarkwa, Ghana with standard preparation methods. ChrysosTM Photon assay uses high energy X-ray to activate gold nuclei in a large sample ca. 500g. Photon assay uses a larger sample, thus the variance on the sampling error is less. Crushing the sample to 2-3mm is required in many cases. Photon assay tends to have a higher detection limit than fire assay (0.02ppm). Intertek does its own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking. Higher grade samples are re-analyzed from pulp or reject material or both. Intertek is an international company operating in 100 countries and is independent of Galiano. It provides testing for a wide range of industries including the mining, metals, and oil sectors.

Contact Information

Darshan Sundher

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns and operates the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to statements regarding the Company's expectations and timing with respect to current and planned drilling programs at Abore, and the results thereof; the potential to optimize and/or expand the Abore Reserve pit and the resulting impact on mineral reserves and ore delivery; the Company's belief in the potential of Abore; the Company's plan to report a maiden underground Mineral Resource at Abore, and the Company's plans to update the mineral resources and mineral reserves. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.